CONFORMED

                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer
                        Pursuant To Rule 13a-16 Or 15d-16
                                     Of The
                         Securities Exchange Act of 1934


For the month of September 2005                   Commission File Number 1-11854


                                 NATUZZI S.p.A.
                 (Translation of Registrant's name into English)



                               Via Iazzitiello 47
                             70029 Santeramo, Italy
                          (Address of principal office)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  x   Form 40-F
                      ----           ---



     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes     No  X
                ---    ---


     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__.)

Natuzzi S.p.A. Calls Back about 90% of the Workers Temporarily Laid off at the Italian Factories

    SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--Sept. 26, 2005--Natuzzi S.p.A (NYSE: NTZ), world leader in leather upholstery and Italy's largest furniture manufacturer, informs that starting from the second half of October 2005 it will call back about 90% of the workers that were temporarily laid off at the Italian factories ("Cassa Integrazione") from last June.
    The Group, in fact, plans to fully re-utilize the production capacity in its plants located in the Southern area of Italy, namely Puglia and Basilicata, in order to reduce the order back log accumulated during the production summer closing and provide for the seasonal increase of the order flow reported in the last 2005 quarter.
    Pasquale Natuzzi, CEO and Chairman of the Board, commented, "The recall from Cassa Integrazione is a positive signal for our Company, but the market is still difficult and uncertain".
    "The goals of the Restructuring Plan announced last May" added Pasquale Natuzzi "are confirmed: Reduce manufacturing costs in Italy, improve productivity and increase overall efficiencies so to become more competitive, recover profitability and regain market share especially in the medium-high end of the market where we are investing in the Natuzzi brand. At the October market at High Point in United States Natuzzi will present its new and charming collection that has already received encouraging comments from our customers."

    ABOUT NATUZZI S.P.A.

    Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. designs and manufactures a broad collection of leather-upholstered residential furniture.
    Italy's largest furniture manufacturer, Natuzzi is the global leader in the leather segment, exporting its innovative, high-quality sofas and armchairs to 135 markets on 5 continents. Cutting-edge design, superior Italian craftsmanship, and advanced, vertically-integrated manufacturing operations underpin the Company's market leadership.
    Since 1990, Natuzzi has sold its furnishings in Italy through the popular Divani & Divani by Natuzzi chain of 136 stores, which it licenses to qualified furniture dealers. Outside Italy, the Company sells to various furniture retailers, as well as through 145 licensed Divani & Divani by Natuzzi and Natuzzi stores, including 6 Kingdom of Leather stores.
    Natuzzi S.p.A. was listed on the New York Stock Exchange on May 13, 1993. The Company is ISO 9001 and 14001 certified.

    CONTACT: Natuzzi S.p.A.
             Investor Relations Department
             Tel. +39 080 8820.812
             E-mail: investor_relations@natuzzi.com

                                                                       CONFORMED

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              NATUZZI S.p.A.
                                              (Registrant)


Date:  26th September 2005                     By: /s/ GIUSEPPE DESANTIS
                                                   -----------------------------
                                                       Giuseppe Desantis